Exhibit 4.18

LOAN AGREEMENT

Contract No.: NFT20250805001

Lender (Party A): Wenquan Zhu

Borrower (Party B): HongKong Ploutos International Holdings Limited

In accordance with the Civil Code of the People’s Republic of China and other relevant laws and regulations, Party A and Party B, through equality, voluntariness, and full consultation, have reached the following agreement regarding Party B’s borrowing from Party A:

Article 1. Loan Amount and Purpose

1. Loan Amount: Party A agrees to provide Party B with a loan in the amount of Hong Kong Dollars (HKD) Three Million Four Hundred Forty-Four Thousand Nine Hundred Fifty-One and 85/100 (HKD 3,446,951.85).

2. Purpose of the Loan: Party B undertakes that the loan shall be used solely for business operations and shall not be diverted to any other purpose.

Article 2. Loan Term

The loan term shall be three (3) years, commencing from August 5, 2025, and ending on August 4, 2028. The actual starting date of the loan shall be based on the date when Party A transfers the funds, and the loan term shall be correspondingly extended.

Article 3. Loan Interest Rate and Interest Payment

1. Interest Rate: The annual interest rate for this loan shall be 12% per annum.

2. Interest Payment: Party B shall pay interest on an annual basis. Upon maturity of the loan, Party B shall repay the principal and any outstanding interest in full in a lump sum.

Article 4. Loan Disbursement

Party A and Party B agree that Party A shall disburse the loan amount in installments to the bank account designated by Party B after the execution of this Agreement.

Article 5. Rights and Obligations of the Parties

1. Party A has the right to require Party B to use the loan strictly in accordance with the agreed purpose and to supervise its use.

2. Party A has the right to receive repayment of the loan principal and interest as agreed herein.

3. In the event of Party B’s default, Party A has the right to demand early repayment and require Party B to bear the liability for breach of contract.

4. Party B shall repay the loan principal and interest in the manner and within the time limits stipulated in this Agreement.

5. If Party B encounters any major events that may affect its ability to repay (such as involvement in major litigation, arbitration, or having its assets seized, detained, or frozen), it shall promptly notify Party A.

Article 6. Liability for Breach of Contract

If Party B fails to repay the principal as agreed, Party B shall pay Party A a late payment penalty of 0.1% (one per thousand) of the outstanding principal for each day overdue.

Article 7. Dispute Resolution

1. This Agreement shall be governed by the Civil Code of the People’s Republic of China and other applicable laws and regulations.

2. Any dispute arising during the performance of this Agreement shall first be resolved through friendly negotiation between the parties; if such negotiation fails, either party may file a lawsuit with the People’s Court at the domicile of Party A.

Article 8. Miscellaneous

1. This Agreement shall take effect from the date of signature (or seal) by both parties. It is executed in two originals, with each party holding one copy, both having equal legal effect.

2. Matters not covered herein may be addressed through a supplementary agreement to be signed by both parties. The supplementary agreement shall have the same legal effect as this Agreement. In the event of any inconsistency between this Agreement and the supplementary agreement, the latter shall prevail.

(Signatures below)

Lender (Party A) Signature:	/s/ Wenquan Zhu

Date: August 5, 2025

Borrower (Party B) Seal: HongKong Ploutos International Holdings Limited (Company seal)

Date: August 5, 2025